Exhibit (a)(4)

May 11, 2007

TO HOLDERS OF UNITS OF
           AMRECORP REALTY FUND II


         Re:      OFFER INCREASED TO $105 PER UNIT;
                  If you have already tendered to us, you will get the higher price automatically, even if you sent in the old Letter of Transmittal

           Dear Unit Holder:

         We are pleased to inform you that we have increased the price offered in our Offer to Purchase your Units of limited partnership interests in Amrecorp Realty Fund II (the "Partnership"), dated April 23, 2007 ("Offer to Purchase").

     o We have increased the price we will pay to $105 per Unit, subject to the same terms and conditions stated in the Offer to Purchase. The General Partner of the Partnership has made no recommendation regarding our Offer, but recently offered $100 per Unit.

     o Our Offer is also able to close sooner. Our Offer is now set to expire on May 25, 2007, at 11:59 p.m., Pacific Time. Securities law prohibits the General Partner from accepting units under his offer prior to June 8, 2007. We intend to announce by May 31, 2007, whether we have accepted for payment all Units tendered into our offer, well before the offer from the General Partner can legally expire.

     o Our Offer remains the highest offer, and exceeds the estimated proceeds per Unit that limited partners would receive from a sale of the Partnership's property at the price recently proposed by the General Partner (which he now estimates would be $82 per Unit). The Offer price also exceeds the estimated proceeds per Unit that limited partners would receive from a sale of the Partnership's property at the price recently proposed by bidders (which the General Partner estimates would be $92 per Unit).

     o The General Partner has a fiduciary duty to the limited partners, and states that he considers his offer of $100 per Unit to be fair to the limited partners. Obviously, $105 per Unit is "more fair."


     We urge you to read the Offer to Purchase and this letter completely and to return your completed Letter of Transmittal promptly in the envelope provided. Please note that a Medallion Guarantee is no longer required.

     The Offer is scheduled to expire on May 25, 2007. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 854-8357 (toll free).

                               Very truly yours,

                               MPF-NY 2007, LLC; MPF SPECIAL FUND 8, LLC;
                               STEVEN GOLD; ANISE, LLC; and
                               EVEREST MANAGEMENT, LLC